SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Immediate Release                                                                                                                                                                                                                                                             30 January 2003

SkyePharma PLC (the "Company")

The SkyePharma PLC General Employee Benefit Trust (the "Trust")

The Trustees of the Trust, established under a Trust Deed dated 21st December 2000, have acquired the following Ordinary shares in SkyePharma PLC in order to meet part of its anticipated future requirements for all participating employees under the Company's share schemes:-

1,000,000 Ordinary shares at an average price of 45.7097 pence each on 29 January 2003

As the Trust is a discretionary trust, all executive directors of SkyePharma PLC are deemed to be interested in the shares held by the Trust. We therefore advise you that the executive directors of the Company, being members of the class of potential beneficiaries, are now interested in a total of 2,834,765 Ordinary shares of 10 pence each in the Company held by the Trustees.

- ENDS -

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   January 30, 2003